May 4, 2006

Mr. Chih T. Cheung, President
Yucheng Technologies Limited
105 West 13th Street, Suite 7A
New York, New York 10011

> **Re: Yucheng Technologies Limited**
> **Registration Statement on Form S-4**
> **Filed March 29, 2006**
> **File No. 333-132814**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure that the disclosure throughout your document clearly reflects the fact that your financial advisor provided a fairness opinion <u>after</u> the company's board of directors had entered into the stock purchase agreement. In addition, please provide a detailed analysis as to the valuation determined by the board regarding Sihitech and e-Channels, and how the board made the determination that the agreement was fair at the time it was entered into. Also, clearly state the resultant liability assumed by the board in reaching the determination of fairness and entering into the stock purchase agreement prior to obtaining the fairness opinion.

Facing page

2.   Revise the facing page to include the primary standard industrial classification code number.

3.   We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Chairman's Letter to Shareholders

4.   Please revise to explain the use of quotations in describing the 1,443,384 shares as "restricted shares."

5.   To the extent possible, please revise the forepart to limit repetition with disclosure that already appears in the summary section.

6.   We note that the selling stockholders will receive $5 million if you receive $34.5 million in additional proceeds. Please revise to disclose the deadline associated with this condition. Additionally, in the appropriate section, please revise to discuss the reason(s) for the noted additional payments.

7.   We note that China Unistone "expects to be provisionally approved." Please revise to provide the basis for the noted expectation.

8.   Please revise to indicate the percentage the 5,328,320 shares represents from the total number of outstanding shares.

9.   We note that 670,339 shares of Yucheng to be issued to BVI e-Channels Holding Companies are subject to termination or being returned if the net profit for the year ended December 31, 2005 is lower than RMB 9 million. Please indicate the approximate equivalent US dollar figure.

10.   You disclose, in bold, that the shareholder should sign, date and return the enclosed proxy card. Please clarify, in the same paragraph, how any signed proxy cards will be voted in the event that they are returned without an indication of how the shareholder wishes you to vote. Please also make similar disclosure in the Notice of Special Meeting.

Notice of Special Meeting

11.   We note the last paragraph in the "notice of special meeting" page that if shareholders "do not vote or do not instruct" their brokers to vote "it will have the same effect as

voting against the securities purchase agreement." Please revise to clarify that such inaction will prevent shareholders from exercising their conversion rights, if true.

12.   We note the disclosure pertaining to adjournment or postponement of the meeting. The registrant is advised that if they intend to adjourn or postpone the meeting to solicit more votes, it is our view that such postponement or adjournment of the meeting to solicit more votes is a substantive proposal for which the registrant must solicit votes. Advise us whether the postponement or adjournment maybe for the solicitation of additional votes.

Proxy Statement/Prospectus

13.   We note that the prospectus "covers 11,550,000 shares of common stock." Please revise to provide a breakdown of the securities being registered and issued.

14.   We note that you state at the top of the page that the prospectus covers up to 11,850,000 shares of common stock and 7,800,000 warrants. Your fee table and the second full paragraph indicate that the prospectus covers an aggregate of 11,550,000 shares of common stock and 7,200,000 warrants. Please revise. Your fee table must cover all of the shares and warrants being registered.

15.   All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information in the cross-reference to the risk factors and the legend in the penultimate paragraph.

Inside cover of proxy/prospectus

16.   We note your statement that "to obtain timely delivery of requested material, security holders must request the information no later than five business days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is   , 2006." Please revise to highlight this statement.

Question and Answers, page 4

17.   Please revise the penultimate question and answer on page seven to clarify whether not casting a vote would preclude a shareholder from exercising their conversion rights.

18.   The third question and answer on page 8 appears to be incorrect based on the language on page 27 of your final prospectus which states that if you acquire a letter of intent then you "will have an additional six months in which to complete the business combination contemplated by the letter of intent." Please revise or advise.

19.   Add an additional question and answer to address the steps needed to be followed to secure appraisal rights under Delaware corporate law.

<u>Summary, page 11</u>

20.   Please revise to include price information for the China Unistone's common stock, warrants and units as of the latest practicable date.

21.   With respect to Sihitech and e-Channels, the basis for comparative factual assertions and for the company's or management's belief in certain qualitative statements must be clear from the text of the proxy statement/prospectus. Revise the disclosure <u>throughout the document</u> to address the concerns of the staff, or advise supplementally as necessary.

22.   We note your reference to the IDC and CCID throughout the document as a basis for your promotional statements. Please revise to identify those organizations and disclose where the disclosed facts could be acquired. For instance, if there is a webpage of IDC's that states the target company is "a leading player in the China banking IT solution market," please revise to disclose the address that would allow investors to locate such disclosure. Additionally, briefly discuss the qualifications of any source that you reference as a basis for promotional disclosure.

23.   Please revise here and where appropriate to substantiate the claim that both target companies have "substantial reputations." Additionally, explain your use of the term "substantial reputations."

24.   Please revise to explain the relevance of being recognized as one of the "Technology Fast 500 Asia Pacific" in 2005.

25.   Please revise to explain the disclosure that Sihitech is "a leading player in the China banking IT solution market."

26.   Please revise to substantiate the assertion that there is "growing demands for IT solutions and services by the Chinese banking industry."

27.   Please revise to define your use of the acronym CAGR.

28.   We note the disclosure in the first paragraph of page 12 that you expect the combined entity to "capture larger market shares." Please revise to clarify that the noted expectation may not actually occur. Also, in the appropriate section, revise to disclose the basis for the noted expectation.

29.   We note your statement that "the companies both experienced major increases in revenue and net profit in the last three full years (2002-2004): 50% CAGR in sales and 156% CAGR in net profits." Supplementally provide us with a detailed explanation of your calculations for these CAGR figures.

30.   You define your use of the term "selling stockholder" in the forepart as the stockholders of Sihitech BVI and e-Channels BVI. On page 12, you disclose that the holding

companies became subsidiaries of Sihitech BVI and e-Channels BVI due to an exchange with the "selling stockholders." Clarify your use of the term "selling stockholders." Also, explain how the holding companies became subsidiaries when they hold all the shares of each target company.

31.   On page 12 and later in the document, please revise to quantify the value of the aggregate maximum consideration to be paid at the closing or advise.

32.   On pages 12 and 99 you disclose $3.2 million in "total net profits" for Sihitech and e-Channels. Please revise to remove these disclosures or reconcile them to pro forma net income.

33.   We note that there are a number of shares subject to termination based on net profit thresholds. In the appropriate section, please revise to explain why the thresholds are measured in different currencies for the two target companies. To the extent that measuring in one currency over another has an advantage or disadvantage, please revise to discuss.

34.   Please revise to indicate the amount of funds that will be reimbursed to E.J. McKay & Co. for its expenses incurred in connection with it services.

35.   We note the disclosure on page 15 that the beneficial owners of the corporate stockholders have taken action and obtained necessary approval to transfer equity of the PRC companies to Sihitech BVI and e-Channels BVI. Please revise to clearly discuss the steps needed to consummate the business combination. Clarify how ownership of all the companies currently structured.

36.   Please revise the reference to appraisal rights on page 16 to provide a cross reference to disclosure in this document that discusses the steps needed to utilize the appraisal rights in plain English. Simply referring to the text of the law that is annexed to this document is not sufficient.

37.   Under the caption "China Unistone's Board of Directors' Recommendation," please revise to provide a cross reference to the location of the detailed disclosure discussing the basis for the recommendation of the board.

38.   In disclosing management's interest on pages 16 and 17, please revise to clarify that they would benefit from the business combination regardless of the effect the merger would have on shares in the future due to the fact that their shares were acquired for $0.033 per share.

39.   Please revise to indicate the current value of the 900,002 warrants noting the current warrant price.

40.   Please revise to clarify if the $50,000 salary is used to solely compensate Mr. Cheung for his future services as your director.

41.   Please revise to clarify the type of consulting Mr. Preissler will provide the company as part of his continued involvement with the resulting company.

42.   Please revise to clarify the use of the term "may" in the penultimate bullet point on page 17. If your initial shareholders are not liable for the termination fee, please clarify where to funds used to satisfy the fee will originate from.

43.   We note that the shares registered here are termed as "ordinary shares." Under the caption "comparison of stockholders rights," please revise to provide a cross reference to the page that clarifies if the material rights of holders of ordinary shares are any different than those if the company were to remain domiciled in Delaware and issuing common shares instead. To the extent that a material risk is present due to the substitution of ordinary shares for currently trading common shares, such risk should be disclosed in the risk factors.

44.   We note that you expect the redomestication merger will qualify as a reorganization and will have no tax consequence. Because you are not qualified to make such an opinion, please revise to clarify that counsel has made such opinion and name counsel.

45.   We note at the bottom of page 20 that Sihitech BVI will be treated as the acquirer since its "shareholders will have the most significant ownership percentage of the combined shares." Please revise to clarify your statement since Sihitech BVI shareholders will receive 3,754,484 shares while China Unistone's shareholders currently hold 4,200,000 shares.

Selected Historical Financial Information, page 22

46.   The net loss per share of China Unistone for the period from inception to September 30, 2005 on page 23 does not agree with that on the face of their operating statement on page F-106. Please advise or revise.

Selected Unaudited Pro Forma Combined Financial Information, page 24

47.   Please explain why pro forma net income presented on page 24 does not agree to the pro forma information on pages 137 and 138.

Comparative Per Share Information, page 25

48.   Please revise to include the disclosure required by Item 3(f) of Form S-4.

Risk Factors, page 27

49.   The risk that a company may not be able to manage its growth is a risk that affects companies in all industries regardless of size. Please revise risk factor one to discuss how the risk is specific to you or remove.

50.   We note the list of risks in risk factor two. Risk factors should only discuss single risks. The bullet points in this risk factor also appear to address risks already identified in other risk factors or risks that are generic. Please revise risk factor two to discuss a single risk.

51.   Please revise the figures in risk factor four to disclose the percentages for the year 2005, if possible. Also, briefly clarify if the duration the contracts typically encompass.

52.   Risk factor five discusses a risk that is similar to that discussed in risk factor three. Please combine the two or advise.

53.   Risk factor 10, the risk associated with meeting customers' demands, is a risk that affects companies in and outside of your resulting industry. Please revise to discuss how the risk is specific to you or remove.

54.   Risk factor 11 appears to be similar to the risks discussed in risk factors one and two. Please revise accordingly or advise.

55.   In risk factor 12, please revise to clarify if you rely upon any major suppliers.

56.   Please revise risk factor 14 to clarify if there are any special intellectual property risks associated with doing business in the PRC or advise.

57.   The risk that a company may have security breaches is a risk that affects all companies in the IT industry. Please revise risk factor 17 to discuss how the risk is specific to you or remove.

58.   Risk factor 18, the risk of not keeping up with change, appears to already be addressed by risk factor 2. Please revise to limit repetition of risk factors.

59.   Risk factor 20, the risk of liability claims, appears to already be addressed in risk factor 16. Please revise to limit repetition of risk factors.

60.   In risk factor 24, we note that "current investors may not be able to obtain the profits of the business in which they own for other reasons." If the "other reasons" present material risks, please revise to discuss such risk separately.

61.   In risk factor 24, it appears you use the term "return to profit" and "return to payment" synonymously. If so, please use just one form of the term and define your use of it.

62.   In risk factor 24, to the extent that you are aware of differences between PRC accounting and U.S. standards that will materially affect the determination of profits, please revise to discuss. Also, quantify the "portion of net income" that requires reservation.

63.   We note from the disclosure in risk factors 33, 34, the summary section, and later in the document that the selling stockholders are entitled to receive additional shares and cash if certain financial and financing objectives are reached. Since the selling stockholders will remain in control of the company, it would appear they control the financing options the company could consider. This would present a conflict of interests since they would benefit even if the company obtained financing on terms that are clearly not favorable to the resulting company. To the extent that there are fiduciary duties in place, such duties are difficult to enforce due to the residence of the company, its assets, management, and the selling stockholders. Please revise here and where appropriate to clarify if there are any limitations based on reasonable rates on financing options.

64.   We note in risk factor 36, that the securities held by the initial shareholders may become worthless. It is not clear under what circumstance would their shares have any value if you had to liquidate. Please revise to clarify. Also, revise to quantify the price they paid for their shares and explain that they stand to benefit in most circumstances since they purchased the shares at an extremely minimal price.

65.   In risk factor 37, please revise to also quantify the amount expenses that certain shareholders will be personally liable, if any.

66.   In connection with risk factors 40 and 41, please revise to clarify if the companies are currently working to remediate the deficiencies and direct investors to the location in this document that discusses the efforts to date and future plans to shore up the material weaknesses.

The China Unistone Special Meeting, page 41

67.   On page 42, in the paragraph that is in all capital letters, please revise to clarify if a failure to vote would preclude a shareholder from demanding conversion of his/her shares. Also revise to highlight the paragraph without using all capital letters.

Solicitation Costs, page 44

68.   We note that directors, officers and employees of China Unistone may call or personally solicit proxies from the stockholders. You must file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

Consideration of the Securities Purchase Transaction, page 46

69.   In the second paragraph on page 46, we do not understand the disclosure that referring to "the latter of which operate in the PRC." Please revise to clarify if the disclosure indicates that only e-Channels operates in China.

70. On page 47, we note that management provided additional criteria to be used in your search. Please revise to clarify when such additional criteria were formulated and why they were not disclosed in the prospectus used in your IPO.

71. Please revise to define acronyms the first time you use them.

72. Please revise to clarify if Sihitech satisfied all the additional criteria you disclosed in the second full paragraph on page 47. Also, clarify if the merger with e-Channels was needed in order to reach your revenue size criteria.

73. Here and where appropriate, please revise to substantiate the claim that Sihitech and e-Channels are leaders in their respective fields.

74. Please revise to clarify if E.J. McKay or any initial shareholders have had any pre-existing relationships with either Sihitech or e-Channels.

75. We note that Sihitech and e-Channels shared counsel for the proposed merger. Please revise to clarify if there is any relationship between the two companies.

76. Describe, in greater detail, discussions during the period between September 2005 and December 2005.

77. Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether and/or how E. J. McKay & Co. participated in determining the consideration to be paid to Sihitech and e-Channels.

78. Discuss each meeting in detail. Describe the substance of all material discussions. Wherever possible, identify the individuals at each meeting.

79. We note your statement that "Mr. James Z. Li also advised the board that management had spoken with WR Hambrecht & Co and that … WR Hambrecht & Co expected to be in a position to issue a fairness opinion with respect the consideration to be paid pursuant to the purchase agreement." Clarify whether WR Hambrecht & Co gave a presentation to the board of directors on or before December 13, 2005 addressing the fairness of the consideration to be paid or orally rendered its opinion to the board of directors. Address what information was conveyed to the board of directors by WR Hambrecht & Co regarding the consideration to be paid prior to the board's determination on December 13, 2005.

Board Consideration and Approval of Transaction, page 51

80. We note that you indicate that throughout the negotiation process, E.J. McKay & Co. continued to assemble and review relevant due diligence materials and on July 21, 2005 delivered a presentation to the board of directors and a due diligence package. Revise to clarify whether E.J. McKay & Co. updated the presentation to the board of directors

with their due diligence conducted during the period from August 2005 to mid-December 2005.

81.   On page 51, we note that E.J. McKay "conducted a due diligence review . . . in order to enable the board of directors to ascertain the reasonableness of" the consideration. On page 54, we note that E.J. McKay prepared an "information statement" that management reviewed and "an analysis of the post-transaction value of" the target companies. Please revise to clarify the efforts undertaken by your management in determining that the stock purchase was in the best interest of China Unistone's stockholders. Did you solely rely upon the efforts of E.J. McKay? Considering E.J. McKay played a substantial role in your efforts, it is not clear why their participation was not disclosed in the prospectus for the IPO. Please revise to clarify.

82.   We also note the disclosure in the prospectus of the IPO that you would not compensate any insiders or their affiliates for their services. Because E.J. McKay is affiliated with Mr. Li, please revise to clarify your use of the phrase "allocation of overhead." Additionally, quantify the payments to date that have been paid to E.J. McKay.

83.   We note that E.J. McKay & Co. delivered a presentation to the board of directors and a due diligence package regarding information regarding Sihitech and e-Channels. Any presentations or reports prepared by management, E.J. McKay & Co. or the WR Hambrecht & Co., prior to the boards' determination on December 13, 2005 to approve the acquisition, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

Interest of China Unistone Directors and Officers in the Stock Purchase, page 51

84.   We note the disclosure in the first incomplete paragraph on page 52 that since the initial shareholders are prohibited to transfer their shares for three years from November 18, 2004, it is "impossible to determine the financial impact of the stock purchase will be" on them. Please revise to clarify that it is possible to realize that regardless of the change in value over time the impact will be highly beneficial since they purchased their initial shares at $0.033 per share. Additionally, revise to reflect the current aggregate value of the 641,250 shares given the most recent stock price and the current aggregate value of the 900,002 warrants given the most recent warrant price.

85.   On page 52, we note that Mr. Cheung is also eligible for equity compensation. Please revise to clarify if the equity compensation, alone or in connection with the cash bonus, could "exceed 100% of the base salary."

86.   Based on the biographical disclosure on page 145, it appears that Mr. Cheung is currently employed by another entity and will be the non-executive chairman of the board. As such, please revise to explain the basis for providing him with the "regular benefits as provided to other executives."

87.   We note that James Preissler will receive his consulting fee in the aggregate in advance. In the event of early termination, will such advanced fees be repaid? If so, clarify if the repayment would carry any interest or penalty fees. Also revise to clarify that the $4,166 consulting fee is a monthly fee.

88.   In the last full paragraph on page 52 in the section "Interest of China Unistone Directors and Officers in the Stock Purchase", please revise to quantify the amount of the personal liability to be incurred should you have to liquidate.

China Unistone's Reasons for the Stock Purchase and Recommendation of the China Unistone Board, page 52

89.   We note the disclosure that each member of your "board of directors has extensive experience in performing due diligence of acquisition targets." It is not clear how that disclosure is relevant in light of the disclosure in the previous pages indicating that E.J. McKay performed the due diligence for management's review. Please revise to clarify.

90.   Please revise to provide a separate section addressing the board of directors' extensive experience in performing due diligence and the board of directors' qualifications in valuing companies or advise us why the disclosure is not necessary.

91.   The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and an analysis of the factors considered and conclusions reached. In addition, the discussion should provide an analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral to the board's conclusion.

92.   We note that the board has "extensive experience . . . valuing companies." Please revise here to disclose how you valued the two target companies. Quantify your valuations and explain the basis for them.

93.   At the bottom of page 52, we note that because of the "complexity of those factors," you did not "quantify or otherwise assign relative weights to the specific factors." Please revise to clarify if the disclosure implies that quantifying the factors was too complicated a task to undertake for the benefit of your shareholders.

94.   To strike a more balanced presentation, include a summary of the possible disadvantages of the acquisitions to the company considered by the board of directors.

95. We note that E. J. McKay & Co. prepared for the board of directors an analysis of the post-transaction value of Sihitech and e-Channels. Revise to include a section that described in detail the analysis performed by E. J. McKay & Co. The disclosure should address the various financial and comparative analyses performed by E. J. McKay & Co. and it should provide a meaningful comparison and explanation of the various methods of valuations of Sihitech and e-Channels in manner which allows investors to understand the relevance of the information presented and make an informed decision concerning the proposed merger. Present, where appropriate, the range of observed multiples, exchange ratios or other pertinent computed or observed data using a mean or median approach. We may have further comment.

96. We note you indicate that one of the factors you considered was Sihitech and e-Channel both had a record of growth and expansion and potential for future growth. Please clarify what you mean by growth, as well as the time frame you are using. Are you referring to increased net cash flows, net income?

97. In the first full paragraph on page 53, we note that you considered that the two targets experienced 50 and 156 percent "compounded annual growth rate" in sales and net profits, respectively. In order to aid an investors understanding of this consideration, please revise to provide the actual figures for each year for each company representing the noted growth.

98. We note that you replied upon projections in determining that this transaction is in the "best interest" of your shareholders. Indicate who provide the board of directors the projections. Advise us who prepared the projections. Supplementally provide us with the projections. We may have further comment.

99. We note that you believe the projections are reliable based on "expected revenues." Are you disclosing that the projections are reliable based on projections? If so, please revise to clarify.

100. Please revise to provide the basis for the disclosure that the customer base of the target companies are "well-known domestic financial institutions in China."

101. In the second full paragraph on page 53, we note that you consider the customer base as beneficial in considering the business combination. Revise to clarify how such is the case taking into account that over 65 percent of the combined entity's revenues will come from one customer.

102. Please revise your disclosure to explain how you plan to increase sales by "simply upselling and cross selling" to existing client base. Also, discuss the basis for the implication that the targets' existing clients would be receptive to such efforts.

103. We note the disclosure that you believe that the two targets have "a lot of potential." Revise to clarify there that there is no assurance that the combined entity will recognize the potential and experience the "significant and potential growth" that you expect.

104.   Revise to indicate what in Sihitech and e-Channels financial statements indicated to the board that they have a lot of potential.

105.   On page 54, we note that E.J. McKay provided you with an information statement that illustrates the capital structure and projected use of cash of the proceeds in the trusts account. Considering investors did not have to opportunity to review the ultimate use of the proceeds they invested, please revise to elaborate on the "projected use of cash." Clarify how such projection was obtained and if the combined entity will be obligated to use the proceeds according to the projected allocation.

106.   It appears the information statement provided and due diligence performed which you refer to here would require that E.J. McKay consent to being named as an expert in this document. Please advise why a consent is should not be required or provide the consent.

107.   Considering it was the information gathered and provided by E.J. McKay that you relied upon in determining that the transaction is in the best interest of your shareholders and recommending a vote for the merger, please file the information statement as an exhibit or annex it to this document.

108.   Throughout this section, you list the information that was provided by E.J. McKay to facilitate your decisions. Please revise to discuss the actual information that was material to the board's decision to recommend that shareholders vote for this transaction and explain how such information lead to the recommendation.

109.   Please revise to clarify your use of the phrase "high value information technology services" in plain English.

110.   It is not clear what is meant by the disclosure that the enterprise value of the combined companies "was favorable." Please revise to clarify. Address whether E. J. McKay & Co. presentation addressed whether the minimum and maximum transaction consideration was fair from a financial point of view to China Unistone. Discuss further the analysis of "comparable companies," "comparative price/earnings ratios," and assumptions including projections used.

111.   Describe the board of directors' qualitative judgments and conclusions in determining that the merger consideration was fair from a financial point of view. We note it appears that WR Hambrecht + Co rendered its oral opinion on March 11, 2006 after the stock purchase agreement was finalized on December 20, 2005. Describe how the board of directors made their determination that the stock purchase proposal was fair from a financial point of view. We may have further comment.

112.   In discussing that this transaction is "fair" and in the best interest of your shareholders, please revise to explain the fairness and best interest taking into account that consideration of cash and shares to be paid. In doing so, compare the valuation

"independently determined" by the board and the consideration to be received by the selling stockholders.

113.   Please revise to indicate when the board of directors of China Unistone made the determination that the 80% requirement will be met. We note your statement that the board of directors considered the analysis performed by WR Hambrecht + Co in connection with its determination. Also summarize the board's decision process in reaching this conclusion.

114.   Please indicate the market value of the 900,002 warrants in the section "Interest of China Unistone Directors and Officers in the Stock Pruchase".

Opinion of Financial Advisor, page 56

115.   Provide us with copies of any analyses, reports, presentations, or similar materials prepared for or by WR Hambrecht + Co in connection with giving its fairness opinion. We may have further comment after reviewing these materials.

116.   Briefly describe the qualifications of WR Hambrecht + Co (Hambrecht) and discuss the method of selecting them. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Hambrecht and you, or your affiliates. See Item 1015 of Regulation M-A, as referenced in Item 9 to Schedule 13E-3, and Item 4(b) of Form S-4.

117.   We note the list of transactions on page 60 that were used and compared with the Yeucheng's multiples. Please revise to clarify how the listed companies are comparable to Yeucheng. Discuss their geographic location, type of business, and revenues at the time of the transaction so that investors can evaluate such comparisons themselves.

118.   Please revise to explain your use of the term "street estimates" on page 61.

119.   Please expand the discussion of precedent transaction analysis on page 60 and comparable company analysis on page 61 to explain how the various numerical measures were used by the financial advisor in formulating its opinion, and how such measures would be useful to an investor. Provide all disclosures required by Item 10(h) of Regulation S-B.

120.   Considering the 29 companies used in the "comparable company analysis" are deemed comparable, please revise to identify those companies. Disclose the geographic location each operations in. Also, disclose the enterprise values of the comparable companies.

121.   Please revise to identify the 10 companies that are Chinese IT based providers to FSI and Chinese based technology related businesses.

122.   Please revise to explain your use of the term "illustrative terminal value indications."

123.   On page 63, it is not clear how a quarterly fee is payable from time to time to Hambrecht. Would not the fee be payable each quarter? Please revise to clarify. Also, please revise to clarify if the advisory arrangement was negotiated before the issuance of the fairness opinion. If so, please revise to clarify if such arrangement created a conflict of interest. Additionally, discuss the services to be provided in order to receive the advisory fee.

124.   Please revise to clarify if Hambrecht will be able to hold short or long positions in your securities while it is serving in its advisory capacity and privy to nonpublic information.

Material U. S. Federal Income Tax Considerations, page 63

125.   We note that no gain or loss will be recognized unless a shareholder holds 5 percent or more of your shares. Discuss the tax consequences if a shareholder holds 5 percent or more of your shares.

The Securities Purchase Agreement, page 66

126.   At the bottom of page 69, we note that for three years after the closing date, two thirds affirmative votes will be required for various actions of the company. Please revise to clarify if the figures contained in this covenant are in the aggregate or per occurrence.

China Unistone Redomestication Merger, page 77

127.   Please revise to discuss the benefit of reincorporation in the British Virgin Islands over remaining incorporated in the United States

Differences of Stockholder Rights, page 80

128.   On page 81, we note that the document that controls shareholders rights could be amended by vote of the members "or as permitted by the IBCA 1984 by the board of directors and articles." Please revise to elaborate on this disclosure. Discuss the circumstances where the Articles may be amended solely by the board of directors.

129.   Considering there is a distinct difference regarding the amendments to organizational documents, namely, the fact that after the redomestication amendments may be made by the members or directors, please revise to elaborate on what "organization documents" consist of.

130.   We note the limitation on sale of assets on page 86, please revise to clarify if the approval is based on all shares outstanding or a quorum.

131.   In discussing dissenters rights, please revise to clarify if any dissent will be determined by a court in the British Virgin Islands, and if so, how that affects members' rights.

132.   From the disclosure on page 88, it appears that minority shareholders would not have a cause of action should actions be taken that benefit majority shareholders but harm minority shareholders. If so, please clearly state so here and in the risk factors section.

Information about Sihitech and e-Channels, page 99

133.   On page 101, we note the other banks that are disclosed as Sihitech's and e-Channels current customers other than those with listed percentages. Please revise to clarify if any of those banks consist of five percent or more of your revenues post-merger.

134.   On page 102, we note that you intend to move from "lower margin" services to "higher margin" services. Please revise to discuss how you will do so. Identify the services that are currently your lower margin services and the ones you intend to develop that are higher margin.

135.   Please revise this section limit your use of technology terminology. Instead, utilize plain English so that ordinary so that ordinary reasonable investors can understand your disclosure.

136.   We note the discussion of agreements on page 106. Please revise to discuss the typical terms of the agreements. For instance, discuss the termination, duration, and payment terms of a typical agreement.

137.   We note the disclosure of the software registered by e-Channels on page 107 and 108. Please revise to include the expiration dates of such intellectual property.

138.   Please revise to clarify if Sihitech owns any intellectual property which is utilized in its business and how such property is protected.

139.   On page 109, we note that you believe that the combined entity will be able to "offer competitive total solution at significant lower cost." Please revise to clarify your reference to "lower cost." Lower than your previous prices or your competitors?

140.   Please revise to discuss the basis for the belief that Digital China only has one contract for its web banking system.

141.   On page 110, we note that the two target companies do not believe that there is significant competition in the area of IT consulting focused on the banking industry. Please revise to substantiate that claim and clarify if the noted disclosure implies that since there is no significant competition, the combined entity will be the largest domestic IT consulting firm focused on the banking industry.

142.   Please refer to Item 101(b)(12) of Regulation S-B and disclose the number of full-time employees.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Sihitech, page 113

143.   We note that the subsidiaries of Sihitech are majority owned only. Please revise to
        disclose the other owners, if possible, and further discuss this fact in your business
        disclosure and the summary section. Be sure to discuss the results of the actual
        ownership structure of the combined entity in the appropriate section.

144.   Please revise the overview to discuss the current trends that will affect Sihitech's
        business units.

145.   On page 37 you discuss deficiencies in the internal accounting controls of both Sihitech
        and e-Channels. Revise MD&A for both companies to discuss the nature of the
        material weaknesses and the impact on the financial reporting and control environment,
        including the specific impact on the financial statements included in this registration
        statement. Disclose when these material weaknesses began, whether they continue to
        exist, and, if not, when and how they were satisfied. Discuss the specific steps the
        companies have taken to remedy these matters, if applicable, or management's current
        plans, if any, for remediating the weaknesses.

146.   In light of the deficiencies in the internal accounting controls disclosed on page 37,
        please tell us the effect, if any, the deficiencies have on the companies' disclosure
        controls and procedures.

Critical Accounting Policies, page 113

147.   The disclosure of critical accounting policies is supposed to supplement, but not
        duplicate, the description of accounting policies in the notes to the financial statements
        and provide greater insight into the quality and variability of information regarding
        financial condition and operating performance. The discussion of the critical
        accounting policies of both Sihitech and e-Channels does not provide any further
        analysis than is already provided in the notes to the financial statements. Refer to the
        Commission's guidance concerning critical accounting estimates and revise
        accordingly. The guidance is available on the SEC website at
        www.sec.gov./rules/interp/33-8350.htm. Please see section V.

Results of Operations, page 116

Six Months Ended June 30, 2005 as compared to Six Months Ended June 30, 2004, page 116

148.   System integration revenues, as disclosed in the third full paragraph on page 116, were
        RMB 111,425,791 in 2004 and RMB 60,236,201 in 2005. Please reconcile these
        amounts to those presented in the financial statements on page F-32.

149.   System integration revenues, as disclosed in the last paragraph on page 118, were RMB 167,459,338 in 2003 and RMB 206,156,475 in 2004. Please reconcile these amounts to those presented in the financial statements on page F-5.

150.   We note that Sihitech's total revenue decreased 34.3 percent because it was in the transitional year in which you were changing from a "low-margin system integration business" to a "high-margin and high-growth IT consulting and maintenance and support service businesses." Please revise to further discuss this trend, particularly an estimate as two how much longer this trend will last. Also, clarify if the disclosure indicates that Sihitech attempt to cease its system integration business.

151.   Please revise to discuss the reasons IT consulting and maintenance and support service revenues have increased in the compared periods.

152.   Please revise to discuss the basis for management's belief that maintenance and support service revenue will grow "at a more reasonable rate of 40% to 50% year over year for the next few years."

153.   In first full paragraph on page 117, we note that cost of revenue for IT consulting increase was due to "undertaking selective lower gross margin projects." Please revise to further explain this. If possible, quantify the percentage of IT consulting that was considered low gross margin projects versus higher margin projects.

Liquidity and Capital Resource, page 121

154.   We note that, to date, Sihitech has relied on funds from operations, "owner's contributions and bank borrowings." Please revise to discuss whether the owners will continue to provide "contributions" and further explain your use of the term "contributions." Also, clarify if you have an established line of credit from a bank or banks.

155.   Please explain why trade accounts receivable are high in relation to sales. At June 30, 2005, it appears more than three months revenue has not been collected.

156.   Please explain what developments in the company's business have caused the amount of capitalized software costs to increase at a faster pace than revenues, and whether these developments are indicative of trends which are expected to continue.

157.   Please explain why costs and estimated earnings in excess of billings at June 30, 2005 are high in relation to their levels in prior periods and to total assets and revenues. Also, please explain why the gross margin on the unbilled costs as of June 30, 2005 and 2004, is 44% and 59%, while the gross margin during those interim periods was 30% and 19%, respectively.

158.   On page F-43, we note that Sihitech has affiliated companies that it makes investments in that were not discussed in the narrative of this document. Please revise to further discuss these investments in the appropriate section, or advise.

Contractual Obligation and Commercial Commitments, page 122

159.   Please revise to further discuss the obligations to pay dividends that are disclosed on page 122.

Management's Discussion and Analysis of Financial Condition and Results of Operations of e-Channels, page 124

160.   Please revise the overview to discuss the current trends that will affect e-Channel's business.

Results of Operations, page 126

Six Months Ended June 30, 2005 as compared to Six Months Ended June 30, 2004, page 126

161.   Please revise to discuss the reason(s) behind the increase in new contracts and revenue value per contract. Did e-Channels undertake any efforts that resulted in the noted increases?

162.   Please revise to explain, here, why e-Channels is entitled to 50% reduction in tax rate for the disclosed periods. Also, clarify if the expected reduction in taxes will be affected by the business combination.

163.   Total electronic channel solution revenue was RMB 5,847,489 in 2004 and RMB 10,794,114 in 2005, as disclosed in the third paragraph on page 126. Please reconcile these amounts to those presented in the financial statements on page F-78.

164.   Please explain the significance of Liana revenue and Sisal revenue in the last full paragraph on page 127 and reconcile the amounts to those presented in the financial statements of e-Channels.

Liquidity and Capital Resources, page 129

165.   We note that, to date, e-Channels has relied on funds from operations and "owner's contributions." Please revise to discuss whether the owners will continue to provide "contributions" and further explain your use of the term "contributions."

Pro Forma Financial Statements, page 135

166.   Please note, in a Form S-4 filed by a US domestic registrant, the age of the pro forma information must be determined by reference to Rule 3-12 of Regulation S-X or Item 310(g) of Regulation S-B, as applicable, even if the target company is a foreign private

issuer. Please revise to provide updated pro forma financial statements. Refer to Article 11 of Regulation S-X for additional guidance on the preparation of pro forma information.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 141

167.   Please explain your basis for including the 670,339 shares subject to return in the purchase price of e-Channels. Refer to paragraphs 25 – 28 of SFAS 141.

168.   Please disclose the expected accounting treatment of the additional cash consideration of up to $10 million, in the event the contingencies are met. Disclose the amount of contingent consideration payable to the shareholders of e-Channels, the amount payable to shareholders of Sihitech, the amount related to each contingency, and the nature of each contingency. Explain how the maximum amount of $10 million would be applied to the $11 million in consideration, in the event all four contingencies are met. Explain whether additional consideration to the shareholders of e-Channels for each type of contingency would be treated as an additional cost of the acquired entity or a reduction to the amount previously recorded for shares issued. Provide your basis for the accounting treatment in SFAS 141 and other authoritative guidance.

169.   Please tell us why there is no allocation of the purchase price for e-Channels to research and development projects which are in process and have alternative future uses. It would seem, based upon the description of business that e-Channels would likely have such projects.

170.   Please provide a footnote to the pro forma financial statements to explain the reasons for the additional $43,352 in interest income for the six months ended June 30, 2005.

Directors and Management, page 145

171.   Please revise to discuss the line of business of Staples Asia Investment, Secom China, Ltd., Nantian Group, Lenova Group, Bayshore Capital Inc., Delano Technologies Corporation, and Keating Technologies Inc.

Executive Compensation, page 150

172.   Please revise to present the compensation in U.S. currency.

Certain Relationships and Related Transactions, page 152

173.   It is not clear why the your use of E.J. McKay is not disclosed in this section. Please advise.

174.   We note that Sihitech currently has debts owed to its equity owners. Please revise to clarify if such debts will be paid when the proceeds from the trust account are distributed.

175.   In the second and third full paragraphs on page 154, we note the disclosure of the various transactions between e-Channels and its related parties. Please revise to clarify if transactions of the disclosed types will be permissible after the merger.

Beneficial Ownership of Securities, page 155

176.   We note exclusion of the warrants purchased in the open market by several individuals are not disclosed on page 155 for ownership purposes. Please advise why including the shares underlying those warrants are not required by Item 403 of Regulation S-B.

177.   We do not understand the disclosure on page 156 that certain individuals "may be deemed" your promoters. Please review Rule 405 of Regulation C and Item 404 of Regulation S-B and identify those individuals/entities that are promoters.

178.   It is not clear why Craig Samuels is not included on page 157. Please advise.

179.   We note from the disclosure throughout this document that the selling stockholders will hold a majority of the shares outstanding once the merger is consummated. It is not clear how with a limited number of selling stockholders, you will only two shareholders who are shareholders owning more than five percent. Please revise to clarify.

Financial Statements, page F-1

180.   Your attention is directed to Item 8 of Form 20-F and Item 310 of Regulation S-B and the need for updated financial statements and related disclosures.

181.   Please provide audited financial statements for the issuer, Yucheng Technologies Limited, as required by Item 14(e) of Form S-4. Any contingent liabilities should be described in sufficient detail. Alternatively, provide a statement in the prospectus that it has not commenced operations and has no (or nominal) assets or liabilities.

Note 2 – Summary of Significant Accounting Policies and Practices, page F-10
Revenue Recognition, page F-13

182.   Please expand your revenue recognition disclosure as necessary to ensure the four criteria for revenue recognition in SAB Topic 13 are addressed for each of your principal revenue streams.

183.   Please elaborate on the company's revenue recognition policy for its system integration services in Note 1, to explain how and when the company measures progress toward completion. Indicate approximately how many contracts the company has for this type of service and their customary terms. Describe what criteria the company has established to determine that a customer has accepted the integrated product.   Provide details of how the company's general revenue recognition policies relate to its sales of servers, network equipment and storage.

184.   Please revise your discussion of revenue recognition for software development services to discuss the basis for your revenue recognition policies in SOP 97-2.

185.   Please expand your discussion of precontract costs on pages F-13 and F-14 to describe the specific nature of the costs that have been capitalized and reference the authoritative guidance that supports their capitalization.

186.   Please explain how the use of the percentage of completion method meets the delivery and performance criteria outlined in SAB Topic 13 for your IT consulting services. Discuss the relevant terms of the long-term contracts, including the nature of the deliverables and the rights and obligations of the company and the customer. Explain how your revenue recognition method reflects the pattern in which the obligations to the customer are fulfilled. Please note SOP 81-1 only applies to contracts to provide services essential to the construction or production of tangible property, and is not intended to apply to "service transactions." See footnote 1 to paragraph 11 of SOP 81-1.

187.   Please expand the discussion of agency services to clarify the nature of the services you provide and how you determined the appropriate treatment under EITF 99-19.

Intangible Assets, page F-20

188.   For both purchased computer software and company developed software, please explain how the company establishes technological feasibility of its software products. Indicate how the company accounts for components of larger products, product enhancements and modifications. Describe any high risk development issues that pertain to the company's products.

Short-term loans, page F-47

189.   Please provide a subsequent events note to explain the current status of the short-term bank loan, as disclosed in Note 8, which was effective until November 1, 2005.

Financial Statements of e-Channels

Note 2 – Summary of Significant Accounting Policies and Practices, page F-62

Revenue Recognition, page F-65

190.   Please disclose revenues and cost of revenues for products and for services separately on the face of the operating statements.

191.   Please expand your revenue recognition disclosure as necessary to ensure the four criteria for revenue recognition in SAB Topic 13 are addressed for each of your principal revenue streams.

192. Please revise your discussion of revenue recognition to clarify the specific nature of revenue from "e-Channels solutions." Discuss the basis for your revenue recognition policies in SOP 97-2.

193. Please expand the discussion of services provided to third party IT manufacturers to clarify the nature of the services you provide and how you determined the appropriate treatment under EITF 99-19.

194. Please expand your discussion of precontract costs on pages F-65 and F-66 to describe the specific nature of the costs that have been capitalized and reference the authoritative guidance that supports their capitalization.

Annex A

195. On page A-3, condition H, we note that Sihitech and e-Channels will be the "sole owner" of the Sihitech Business and e-Channels Business. Please advise if the reference to Sihitech Business includes the subsidiaries. If so, it is not clear how the term is accurate since the subsidiaries are not wholly owned.

196. On page A-7, the amount of shares to be issued does not reconcile with the disclosure in the prospectus. Please advise.

Exhibits

Exhibit 5.1

197. We note the statement in Harney Westwood & Riegels legality opinion that "This opinion is addressed to you and may be relied upon by you and your counsel." The limitation noted in this sentence is inappropriate. Investors should be able to rely on the legality opinion. Revise to delete the noted sentence.

198. We note the assumption in the legality opinion that "no director of the company has a financial interest in or other relationship to a party to the transaction contemplated by the Agreement or if an interest does exist, that shareholder approval or ratification will be obtained." Supplementally confirm to us that this assumption is correct.

199. We note the assumption in the legality opinion that "the information disclosed by our searches at the British Virgin Islands High Court Registry … was then accurate" and "that such searched did not fail to disclose any information which had been delivered for registration but did not appear from the information available at the time of our searches …." It is inappropriate for counsel to include assumptions that assume material facts underlying the opinion. Revise your legality opinion as appropriate.

Exhibit 23

200.　You are reminded that currently dated consents of the independent accountants with typed signatures should be included in any amendment to the registration statement.

Signatures

201.　Please include the signatures required by Form S-4. Specifically, one of the officers must act and sign in the capacity of the principal accounting officer or controller. Additionally, the registration statement must be signed by a majority of the board of directors.

China Unistone Acquisition Corp., Form 8-K dated December 20, 2005

202.　The selected financial data presented on pages 31 and 32 for Beijing Sihitech Technology and for Beijing e-Channels Technology does not agree with the financial statements presented in the Form S-4 registration statement. Please provide us with a reconciliation that explains any difference, or revise the amounts as appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: David Miller, Esq.
     Fax (212) 818-8881